

April 22, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
         Issuer CIK: 0001976517
         Issuer File Number: 333-273052 / 811-23887
         Form Type: 8-A12B
         Filing Date: April 22, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill Magnificent Seven Covered Call ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications